FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS   ENEL CHILE GROUP

(FORMER ENERSIS CHILE)

SEPTEMBER 30, 2016

•         On March 1, 2016, Enel Chile S.A. (Ex- Enersis Chile S.A.) was legally established following the Shareholders’ Meeting of Enersis S.A. which approved the division of the latter into Enel Chile S.A. and Enersis Américas S.A. As result, the financial information contained in this report only corresponds to the period between March and September 2016.

•         On October 4, 2016, the Extraordinary Shareholders Meeting of  Enersis Chile S.A. .

•         approved changing the Company’s name to "Enel Chile S.A.”. The new name became official on October 18, 2016.

•         The income of Enel Chile was Ch$ 1,533,433 million, of which 56% is from generation, mainly sales to regulated customers and the remaining from distribution mostly sales to residential and commercial customers.

•         The EBITDA of Enel Chile was Ch$ 432,112 million, of which 74% is due to the good results in the generation business.

•         Operating income (EBIT) was Ch$ 333,268 million.

•         Net Income attributable to the shareholders of Enel Chile was Ch$ 248,356 million.

•         The Net Financial Debt as of September 30,2016 was US$ 1,108 million.

• 1 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

SUMMARY BY BUSINESS

 Generation

•                The generation business recorded an EBITDA of Ch$ 329,665 million.

•                On August 30, 2016, Enel Generación Chile decided to relinquish the water rights associated to the Bardon, Chillan 1 and 2, Futaleufú, Huechún and Puelo hydroelectric projects, which led to a Ch$ 35,834 million loss from writing off the assets related to these projects.

•                On September 14, 2016, Enel Generación Chile S.A. sold all of its shareholding in GNL Quintero S.A. for Ch$132,821 million. This sale is part of the process of selling the Group’s non-strategic assets.

Physical information

March to September 2016
Total Sales (GWh)	14,031
Total Generation (GWh)	10,416

Distribution

•                    Distribution EBITDA was Ch$115,498 million.

Physical information

March to September 2016
Total Sales (GWh)	9,454
Number of clients	1,814,317

• 2 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

FINANCIAL SUMMARY

➢ The available liquidity of Enel Chile is composed as follows:

•   Cash and cash equivalents                                                    US $ 335 million

•   Available committed lines of credit                                        US $ 364 million

The nominal average interest rate of Enel Chile’s debt as of September 30, 2016 was 5.8%.

Hedging and protection:

In order to mitigate market financial risks associated with exchange rate variations, Enel Chile has established policies and procedures to hedge its Financial Statements against the volatility of such variations.

•         Enel Chile’s exchange rate risk hedging policy states that there must be a balance between the indexation currency in which the cash flows are generated and the currency that the debt is denominated in. Therefore, the company has cross currency swaps valued at US $788 million and forwards valued at US $128 million.

INFORMATION RELEVANT TO THE ANALYSIS OF THE CURRENT FINANCIAL STATEMENTS

On December 18, 2015, the Extraordinary Shareholders Meeting of Enersis S.A. approved the division of the company, subject to compliance with conditions precedent which were met on March 1, 2016, and a new publicly held company named Enersis Chile S.A., was established and was assigned the Chilean assets and liabilities associated with Enersis S.A. in Chile.

On October 4, 2016, our Extraordinary Shareholders Meeeting approved changing Company’s name to  "Enel Chile S.A". This new name become official on October 18, 2016.

The Enel Chile consolidated Financial Statements as of September 30,  2016, have been issued in compliance with Resolution No. 3351 of the Superintendence of Securities and Insurance (SVS), dated February 5, 2016, within the framework of the corporate reorganization process and registration that the company carried out before the regulatory entity.

For more information, see Note 2.1 of Enel Chile S.A.’s  Financial Statements  as of  September 30, 2016.

• 3 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

The following tables show the results of Enel Chile S.A. as of  September 30, 2016.

Generation  Business

Company	Markets	Energy Sales
	in which	(GWh)
	operates	Sep-16

Enel Generación Chile (1)	SIC & SING Chile	14,031
Total		14,031

(1) includes Enel Generación Chile and its generation subsidiaries in Chile.

Distribution Business

	Energy Sales	Energy Losses	Clients	Clients / Employees
Company	(GWh) ( * )	(%)	(thousand)
	Sep-16	Sep-16	Sep-16	Sep-16

Enel Distribución Chile	9,454	5.3%	1,814	2,626

Total	9,454	5.3%	1,814	2,626

(*) Includes final customer sales and tolls.

• 4 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

The following table shows revenues from the sale of energy by business and customer type as of September 30, 2016:

Energy Sales Revenues Generation and Distribution (Figures in million Ch$)

Country	Chile	Total Segments
	Sep-16	Sep-16

Energy Sales Revenues

Generation	899,820	899,820
Regulated customers	685,323	685,323
Non regulated customers	145,476	145,476
Spot Market	69,021	69,021
Other Clients	-	-

Distribution	699,151	699,151
Residential	267,581	267,581
Commercial	219,310	219,310
Industrial	135,214	135,214
Other	77,046	77,046
Less: Consolidation adjustments	(225,756)	(225,756)

Energy Sales Revenues	1,373,215	1,373,215

• 5 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

I.-ANALYSIS OF FINANCIAL STATEMENTS

1. Analysis of income statement

The income attributable to the controlling shareholders of Enel Chile as of September 30, 2016, was Ch$ 248,356 million.

Below we present information of our income statement for the period between March 1, 2016 and September 30, 2016:

CONSOLIDATED INCOME STATEMENT (million Ch$)	Sep-16

Revenues	1,533,433
Sales	1,523,993
Other operating revenues	9,440
Procurements and Services	(924,363)
Energy purchases	(537,315)
Fuel consumption	(217,636)
Transportation expenses	(114,308)
Other variable procurement and service cost	(55,104)
Contribution Margin	609,070
Other wor performed by entity and capitalized	8,516
Employee benefits expense	(75,153)
Other fixed operating expenses	(110,321)
Gross Operating Income (EBITDA)	432,112
Depreciation and amortization	(94,747)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(4,097)
Operating Income	333,268
Net Financial Income	(8,755)
Financial income	12,323
Financial costs	(35,017)
Gain (Loss) for indexed assets and liabilities	595
Foreign currency exchange differences, net	13,344
Other Non Operating Income	126,991
Net Income From Sale of Assets	121,440
Share of profit (loss) of associates accounted for using the equity method	5,551
Net Income Before Taxes	451,504
Income Tax	(85,395)
NET INCOME	366,109
Net Income attributable to owners of parent	248,356
Net income attributable to non-controlling interest	117,753

Earning per share (Ch$ /share)	5.06

(*) As of September 30, 2016 the average number of paid and subscribed shares were 49,092,772,762

• 6 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

Operating income and costs are broken down by each business for the period between March 1, 2016 and September 30, 2016 are shown below:

OPERATING INCOME
BY BUSINESS LINES
(Figures in million Ch$)

	Generation & Transmission	Distribution	Adjustments	Total
	Sep-16	Sep-16	Sep-16	Sep-16

Operating Revenues	1,008,342	784,232	(259,141)	1,533,433
Operating Costs	(756,525)	(690,442)	246,802	(1,200,165)
	-756525	-690442	246802	-1200165
Operating Income	251,817	93,790	(12,339)	333,268

Our operating income was Ch$ 333,268 million as of September 30, 2016.

Our generation and transmission business, through of Enel Generación Chile, recorded an operating income of Ch$ 251,817 million as of September 30, 2016 and had physical sales of 14,031 GWh.

Furthermore, we would like to point out that as of August 30, 2016, the Board of Directors of our subsidiary Enel Generación Chile S.A., decided to relinquish the water rights associated with the Bardon, Chillan 1, Chillán 2, Futaleufu, Hechun and Puelo projects, given their high annual maintenance, the fact that the projects are not technically nor economically feasible and the luck of support  from local communities, among others factors. As a result, a loss of Ch$ 35,834 million (approx. MMUS$ 52.0) was recognized in the operating costs in the category: Other expenses by nature includes the write-off of the assets.

Our distribution business, through Enel Distribución Chile, recorded Ch$ 93,790 million of revenue as of  September 30, 2016 and reached physical sales of 9,454 Gwh.

• 7 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

Below we present the cost and income breakdown for the seven-month period ended on September 30, 2016:

	Sep-16
	Generation	Distribution	Eliminations and others	Total
Consolidated Income Statement	Million Ch$	Million Ch$	Million Ch$	Million Ch$
Revenues	1,008,342	784,232	(259,141)	1,533,433
Operating Revenues	1,001,473	781,997	(259,477)	1,523,993
Energy sales	899,820	699,151	(225,756)	1,373,215
Other Sales	63,062	4,370	-	67,432
Other Operating Income	38,591	78,476	(33,721)	83,346
Other Revenues	6,869	2,235	336	9,440

Procurements and Services	(569,447)	(618,545)	263,629	(924,363)
Energy purchases	(208,856)	(556,048)	227,590	(537,314)
Fuel consumption	(217,636)	-	-	(217,636)
Transportation expenses	(110,438)	(38,261)	34,391	(114,308)
Other variable costs	(32,517)	(24,236)	1,648	(55,105)

Contribution Margin	438,895	165,687	4,488	609,070

Other work performed and capitalized	4,825	3,692	-	8,517
Employee benefit costs	(34,855)	(20,975)	(19,324)	(75,154)
Other expenses by nature	(79,200)	(32,906)	1,785	(110,321)

Gross Operating Income (EBITDA)	329,665	115,498	(13,051)	432,112

Depreciation and amortization	(77,848)	(17,612)	712	(94,748)
Reversal of impairment profit (impairment loss) recognized in profit or loss	-	(4,096)	-	(4,096)

Operating Income (EBIT)	251,817	93,790	(12,339)	333,268

• 8 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

Below we present the non-operating income for the period from March 1, 2016 through September 30, 2016:

FINANCIAL RESULT
(Figures in million Ch$)

CONSOLIDATED INCOME STATEMENT (million Ch$)	Sep-16
Net Financial Income	(8,755)
Financial Income	12,323
Financial Costs	(35,017)
Gain (Loss) for indexed assets and liabilities	595
Foreign currency exchange differences, net	13,344
Other Non Operating Income	126,991
Net Income From Sale of Assets	121,440
Share of profit (loss) of associates accounted for using the equity method	5,551
-
Net Income Before Taxes	451,504
Income Tax	(85,395)
Net Income	366,109

Financial Results

The financial result was an expense of Ch$ 8,755 million, mainly explained by:

Financial income of Ch$ 12,323 corresponding to revenues from cash investments and other financial instruments of Ch$ 3,104 and other financial revenues of Ch$ 9,219 million, mainly from revenues from  refinancing and agreements with customers.

Financial expenses of Ch$ 35,017 million from Enel Generación Chile due to its financial debt.

Expenses for inflation adjustments of Ch$ 595 million for assets and financial liabilities registered in U.F.

Exchange Rate Differences of Ch$ 13,344 mainly due to a decrease in the exchange rate between March 1, 2016 and September 30, 2016 ($694.17 per dollar versus $658.02 per dollar) affecting assets and liabilities held in foreign currencies.

Results of companies using the equity accounting method

As of September 30, 2016, the results of companies accounted under the  equity method  reached Ch$ 5,551 million, mainly composed by Ch$ 3,264 million in Electrogas, Ch$ 2,025 million in GNL Quinteros, Ch$ 1,122 million in GNL Chile and Ch$ 374 million in Transquillota partially offset by Ch$ 1,264 million lower results in Hidroaysén.

• 9 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

Results on sale of assets and other investments

The net results on sale of assets and other investments reached Ch$ 121,440 million, mainly due to the sale of our shareholding in GNL Quinteros for a net income of Ch$121,325 million, considering a sale price of Ch$ 132,821 million (approx.US$ 197.4 million), and the costs associated with the sale of Ch$ 11,496 million.

Corporate taxes

The Corporate Income Tax reached Ch$ 85,395 million, mainly due to positive operational results of the period, plus the tax charge associated with the sale of our shareholdings  in GNL Quinteros SA of Ch$ 28,059 million.

ANALYSIS OF FINANCIAL SITUATION STATEMENTS

Assets (million Ch$)	Sep-16

Current Assets	865,934
Non Current Assets	4,524,598

Total Assets	5,390,532

The Company’s total assets as of September 30, 2016, were Ch$ 5,390,532 million and were comprised of:

     Current assets reached Ch$ 865,934 million and are broken down as follows:

      Cash and cash equivalents of Ch$ 220,292 million, corresponding to Ch$ 46 million cash, bank balances of Ch$ 18,848 million, time deposits of Ch$ 58,881 million and other cash and cash equivalents of Ch$ 142,515 million, mainly due to purchase agreements with repurchase clauses for less than 90 days.

      Commercial accounts receivable and other current accounts receivable of Ch$ 508,337 million, corresponding mainly to billed and unbilled revenues from our subsidary  Enel Distribución  Chile of Ch$ 184,751 million and our subsidiary Enel Generación Chile of Ch$ 317,899 million

      Accounts receivable from current related entities of Ch$ 46,359 million, comprised of current commercial account in GNL Chile of Ch$ 28,233 million and other services of Ch$ 3,457 million to Enersis Americas, from commodities to Enel Trade SpA and Endesa Generación of Ch$ 6,013 million and Ch$ 1,858 million respectively, and other services of Ch$ 6,798 million. (See details in Note 8 to the ffinancial statements).

      Inventory of Ch$ 40,711 million, represented by production supplies of Ch$ 16,788 million, spare parts and other inputs of Ch$ 17,968 million and electrical materials of Ch$ 5,955 million.

• 10 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

      Assets from current taxes of Ch$ 34,341 million due mainly to provisonal monthly payments of Ch$ 34,038 million and other credits of Ch$ 303 million.

     Non-current assets of Ch$ 4,524,598 million and can be broken down as follows:

      Other non-current financial assets of Ch$ 29,245 million, represented by investments available for sale of Ch$ 3,002 million of non-listed companies and with low liquidity and instruments related to hedging in Enel Generación Chile of Ch$ 25,498 million. (See details in Note 6 to our Financial Statements).

      Commercial accounts receivable and other non-current accounts receivable of Ch$ 19,062 million, corresponding mainly to public lightning debtors of Ch$ 18,884 million that our subsidiary Enel Distribución Chile has with different municipalities.

      Investments accounted under the equity method of Ch$ 29,874 million, correspond  mainly to investments in related companies:  Electrogas for Ch$ 11,059 million, GNL Chile S.A. for Ch$ 3,478 million, Centrales Hidroelectricas de  Aysén S.A. for Ch$ 7,028 million,  and Transmisora Electrica de Quillota Ltda for Ch$ 8,081 million. (See detail in Note 11 to our financial statements)

      Accounts receivable from related entities of Ch$ 14,604 million, corresponding to the balance receivable for the advance purchase of gas from our  subsidiary Enel Generación Chile to the related Company  GNL Chile S.A for Ch$ 14,604 million.

      Property, plant and equipment of Ch $ 3,463,189 million, corresponding to building and construction in progress of Ch $ 697,068 million, land of Ch $ 66,766 million, buildings of Ch$ 13,104 million, plant and equipment of Ch $ 2,648,347 million, fixed installations and accessories of Ch$ 18,325 million and other fixed assets of Ch$ 19,577 million. (See detail in Note 14  to  our Financial Statements).

    Goodwill of Ch$ 887,257 million for acquisitions of our subsidiaries Enel Generación Chile S.A., Enel Distribución Chile S.A. and Inversiones Gas Atacama Holding Ltda.Endesa Chile, Chilectra Chile and investments of Gas Atacama Holding Ltd. (For additional detail see Note 13 to our Financial Statements).

      Intangible assets other than goodwill of Ch$ 41,065 million represented by water rights and easements of Ch$ 12,651 million, software of Ch$ 11,901 million and other intangibles of Ch$ 16,512 million, mainly due to ongoing computer projects.

Total liabilities including those for distribution to owners in addition to the total equity of the Company, amounted to Ch $ 5,390,532 million. The breakdown is as follows

• 11 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

Liabilities (million Ch$)	Sep-16

Current Liabilities	611,325
Non Current Liabilities	1,274,437
Total Shareholders' Equity	3,504,770
Attributable to shareholders of the company	2,785,770
Attributable to minority interest	719,000

Total Liabilities and Shareholders' equity	5,390,532

     Current liabilities reached Ch$ 611,325 million broken down as follows:

      Commercial and other accounts payable of Ch$ 455,325 million, comprised of accounts payable to energy suppliers of Ch$ 123,641 million, fuel and gas suppliers of Ch$ 75,264 million, accounts payable for goods and services of Ch$ 200,503 million and others of Ch$ 23,209 million, which included VAT debt of Ch$ 9,089 million and accounts payable to personnel of Ch$ 23,619 million (see detail on Note  20 to our Financial Statements)

      Accounts payable to related entities of Ch$ 58,491 million, mainly  accounts payable to Endesa Americas for other services of Ch$ 4,633 million, Enel Ingeneria e Ricerca for other services rendered of Ch$ 6,491 million, Enel Green Power del Sur Spa for purchase of energy of Ch$ 4,534 million and GNL Chile for Enel Generación Chile’s purchase of gas of Ch$ 30,706 million. (See details in Note 8 to our Financial Statements)

      Other current provisions of Ch$ 11,588 million, represented by legal claims of Ch$ 5,769 million and other provisions of Ch$ 5,819 million in Enel Generación Chile. (See details in Note 21 to our Financial Statements)

      Other current financial liabilities of Ch$ 28,612 million, represented by interest bearing loans of Ch$ 20,682 million and derivative hedging and non-hedging instruments of Ch$ 7,930 million. (See details in Note 17 to our Financial Statements)

      Current tax liabilities of Ch$ 45,787 million, represented mainly by provision of Ch$ 45,684 million in Enel Generación Chile income tax.

      Other non-financial current liabilities of Ch$ 11,522 million related mainly to joint projects and connections to real estate customers in Enel Distribución Chile.

• 12 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

     Non-current liabilities reached Ch$ 1,274,437 million broken down as follows:

    Other financial non-current liabilities of Ch$ 946,071 million, comprised of interest-bearing loans of Ch$ 890,633 million, derivatives from hedging of Ch$ 51,361 million and unhedged derivatives of Ch$ 4,077 million (see detail on Note 17 to our Financial Statements).

   Liabilities for deferred taxes of Ch$ 210,234 million, largely represented by the depreciation of fixed assets of Ch$ 209,213 million and others of Ch$ 1,021 million (see detail on Note 16 to our Financial Statements).

      Other non-current provisions of Ch$ 62,144  million, representing legal claims of Ch$ 5,064 million and Ch$ 57,080 million for dismantling provisions mainly in Enel Generación Chile in San Isidro and Bocamina II powerplants.

    Post-employment obligations of Ch $ 53,555 million correspond to benefits to workers for compensation for years of service and other obligations mainly in Enel Distribución Chile of Ch$ 26,945 million, Enel Generación Chile of Ch$ 14,140 million  and Enel Chile of Ch$ 11,269 million.

     As of September 30, 2016, total equity was Ch$ 3,504,770 million.

    Equity attributable to controlling shareholders was Ch$ 2,785,770 million, broken down as follows: capital of Ch$ 2,229,109 million, retained earnings of Ch$ 1,599,736 million including  Ch$ 248,356 million net income as of September 2016, offset by decreased other reserves of Ch$ 1,043,075 million as a result of the division process of the companies. The breakdown of these reserves was as follows: reserves in cash flow hedges of Ch$ 79,175 million and other reserves of Ch$ 974,286 million. This reserve included taxes paid in Peru as a result of the division of Enel Generación Chile and Enel Distribución  Chile S.A. of Ch$ 90,275 million. The above was offset by higher monetary conversion effects of Ch$ 10,386 million.

    Equity attributable to non-controlling shareholders was Ch$ 719,000 million, which considered a starting balance of Ch$ 601,430 million and the movements for the year through September 2016 as follows:  profit for the year to September 2016 of Ch$ 117,753 million, other integral profits of Ch$ 19,738 million and other changes of Ch$ 3,004 million, offset by dividends paid of Ch$ 22,925 million.

• 13 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

The evolution of the main financial indicators is as follows:

Indicator		Unit	Sep-16
Liquidity	Current liquidity	Times	1.42
	Acid ratio test (1)	Times	1.35
	Working Capítal	MMCh$	254,609
Leverage	Leverage	Times	0.54
	Short Term Debt	%	32.4%
	Long Term Debt	%	67.6%
	Financial Expenses Coverage (2)	Times	20.50
Profitability	Operating Income/Operating Revenues	%	21.7%
	ROE (annualized)%		17.8%
	ROA (annualized)%		13.6%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The September 2016 liquidity index was 1.42 times. The company had an excellent liquidity position.

The debt ratio stood at 0.54 times as of September 30, 2016.

The financial expenses hedging had an indicator of 20.50 times, mainly due to the negative financial results accounted for exchange rate differences associated with the financial debt of the subsidiary Enel Generación Chile offset by the effect of foregin currency exchange rate difference.

The profitability index measured in terms of operating results in relation to operating income represented 21.7%.

On the other hand, the controlling shareholders return on equity was 17.8% for seven-month period ended September 30, 2016.

The return on assets reached 13.6%, and was related to the Company’s consolidated profit for seven months.

• 14 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

PRINCIPAL CASH FLOWS

During the aforementioned period, the Company generated a positive net cash flow of Ch$ 61,487 million, consisting of the following:

Cash Flow (million Ch$)	Sep-16

From Operating Activities	164,668
From Investing Activities	133,564
From Financing Activities	(236,745)

Net Cash Flow	61,487

* Includes continuing and discontinued operations

As of September 30, 2016, operations generated a positive net cash flow of Ch$ 164,668 million. This cash flow was mainly composed of payments from sales and other revenues of Ch$ 1,970,302 million  partially offset by payments to suppliers of Ch$ 1,432,230 million, payments to employees of Ch$ 82,310 million, income tax payments of Ch$ 80,485 million and other operational payments of Ch$ 172,712 million  which included a tax payment to Peru as a result of the division process of Ch$ 132,420 million and other payments of premiums and services from insurance policies subscribed of Ch$ 16.654 million and other payments of Ch$ 21,243 million.

Investments generated a Ch$133,564 million positive net cash flow, primarily consisting of disbursements due to the sale of equity and debt instruments of other entities of Ch$ 134,540  million including the income from the sale of the stake in GNL Quintero of Ch$ 132,821 million,  interests received of Ch$ 3,690 million and dividends received from related companies of Ch$ 8,630 million  and other cash income of Ch$ 48  million, payments to related entities of Ch$ 378 million, partially offset by disbursements for property, plants and equipment of Ch$ 6,056 millones, capital contributions to HidroAysén of Ch$ 2,346  million and payments of derivatives of futures contracts and swaps of Ch$ 5,320 million.

Financing activities generated a negative net flow of Ch$ 236,745 million, mainly comprised of long-term loans of Ch$ 136,870 million, offset by the repayment of loans of Ch$ 35,736 million, payment of dividends of Ch$ 141,111 million, interest payments of Ch$ 24,829 million, loans to related companies by Enel Generación Chile to Enersis Americas of Ch$ 167,428 million and other cash outgoings of Ch$ 4,511 million.

• 15 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

Below we present the disbursements of the incorporation of properties, plants and equipment and their depreciation for the period ended September 30, 2016.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Property, plant and equipment	Depreciation
	Sep-16	Sep-16

Enel Generación Chile	5,089	77,848
Enel Distribución Chile	946	17,612
Inmobiliaria Manso de Velasco Ltda.(1)	-	-
Servicios Informaticos e Inmobiliarios Ltda (former ICT)	21	-
Holding Enel Chile y sociedades de inversión	-	(713)

Total	6,056	94,747

(1) Company merge in 2015 into "Servicios Informaticos e Inmobiliarios Ltda". (former ICT)

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF THE ENERSIS CHILE S.A.GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their operations, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations currently, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of  Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

• 16 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

     Public authorities will approve such environmental impact studies;

     Public opposition will not lead to delays or modifications to any proposed project;

     Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its business policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk management policy

The companies of the Enel Group in Chile are exposed to certain risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

-       Comply with good corporate governance standards.

-       Strictly comply with all of the Group’s regulatory systems.

-       Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

-       For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

-       All corporate areas and business operations are carried out within the limits approved in each case.

• 17 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

-       Business, corporate areas, lines of business and companies establish risk management controls to guarantee that transactions in the markets are carried out pursuant to the policies, standards and procedures of Enel Chile.

 19.1 Interest rate Risk.

Interest rate variations modify the fair value of interest-bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, stood at 82% as of September 30, 2016.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks. The instruments currently used to comply with this policy are interest rate swaps of variable rates to fixed rates.

19.2. Foriegn Exchange rate risk.

Foreign exchange rate risks are primarily inherent to the following transactions:

      Debt contracted by the Group’s companies denominated in currencies other than those in which their cash flows are indexed.

      Payments to be made for material purchases associated to projects and payment of corporate insurance policy premiums in currencies other than those in which their cash flows are indexed.

      Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

• 18 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

19.3. Commodity Risk

The Enel Group in Chile is exposed to the risk of price variations of certain commodities, primarily the following:

-              Fuel purchases for the process of electricity generation.

-              Purchase and sale of energy carried out in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operative conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its income. As of September 30, 2016 there were swap operations in place for 257 million barrels of Brent oil to be settled between October and November 2016, of Henry Hub gas for 6.3 million MMBTU to be settled between October 2016 and September  2017, 315 thousand tons of API2 coal to be settled between October and December 2016, 65 thousand tons of API4 coal  to be settled between  October and November 2016. As of December 31, 2015, there were swap operations in place for 133 thousand barrels of Brent oil.

According to the operating conditions that are updated permanently, these hedges  may be amended, or include other commodities.

 19.4. Liquidity risk.

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 17, 19 and Annex 4.

As of  September 30,  2016,  the liquidity of the Enel Group Chile was of ThCh$ 220,291,997 in cash and cash equivalents  and ThCh$ 412,581,613 in committed long-term lines of credit. As of March 1, 2016, the liquidity of Enel Group Chile of ThCh $ 161,018,932 in cash and cash equivalents and ThCh$ 277,668,000 in committed long-term lines of credit.

 19.5 Credit risk.

The Enel Chile Group continually monitors in depth all credit risks.

• 19 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregistered clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

Cash surpluses are invested in top domestic and foreign financial institutions (as much as possible with a risk classification of investment grade or equivalent) with pre-established limits per entity.

Placements may be guaranteed by Chilean treasury bonds and/or bank effects issued by top-quality banks, preferring the latter since they offer better returns (always within the framework of our current placement policies).

Derivatives are contracted with highly solvent entities, either national or foreign, so that all operations are contracted with investment grade institutions.

19.6. Measuring the risk.

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial Debt

-       Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within the period of three months and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

• 20 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

-     The US$ Libor rate of interest.

-     The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to ThCh$ 105,409,461.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other risks.

As of September 30, 2016, Enel Chile, at an individual level, had no debt obligations and therefore it was not affected by any financial covenant or defaults. However, as is common practice in bank credit facilities and in capital market operations, a portion of the financial debt of our subsidiary Enel Generación Chile, is subject to cross-default provisions. If an uncorrected default occurred, it might lead to cross-default and finally certain liabilities of Enel Generación Chile could eventually become enforceable.

The non- payment of Enel Generación Chile’s debts, after any applicable grace period,, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due amount also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line signed in February 2016. Furthermore, these lines contain provisions according to which certain events other tan non-payment, in Enel Generación Chile, such as bankruptcy, insolvency, negative enforceable court sentences of more than US $ 100 million, and the expropriation of assets, amongst others, could lead to the acceleration of this debt.

On the other hand, the non-payment after any period of grace applicable, for any Enel Generación Chile debt, or of any of its Chilean subsidiaries, with a principal amount exceeding US$ 30 million, or its equivalent in other currencies, could lead to the acceleration of its Yankee bonds. For the specific case of Enel Generación Chile’s Yankee bonds, issued in April 2014, and due in 2024, the threshold is $50 million or its equivalent in other currencies

Lastly, in the case of Enel Generación Chile’s local bonds and credit lines, acceleration is only triggered by the issuer’s or debtor default, and not  of its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases when a single debt in arrears exceeds US$ 50 million, or its equivalent in other currencies. In the case of local lines, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

• 21 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS ENEL CHILE GROUP (FORMER ENERSIS CHILE)

There are no clauses in the credit agreements according to which changes in the corporate classification or in debt classification of Enel Generación Chile by classification agencies would lead to the obligation of making debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment . For additional information see Note 3.e to Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

 Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes No. 2 and 3 to Financial Statements.

• 22 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: November 7, 2016